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                             May 18, 2021

       Joseph A. Walsh
       Chief Executive Officer
       Thryv Holdings, Inc.
       2200 West Airfield Drive
       P.O. Box 619810
       DFW Airport, Texas 75261

                                                        Re: Thryv Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 13,
2021
                                                            CIK No. 0001556739

       Dear Mr. Walsh:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Corey R. Chivers